                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




FORM 11-K



[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2000

         Commission File Number 1-5725

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Quanex Corporation Employee Saving Plan


         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Quanex Corporation
                  1900 West Loop South, Suite 1500
                  Houston, TX  77027

                          INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

Re:  Quanex Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Employee Savings Plan ("the Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
DELOITTE & TOUCHE, LLP

May 25, 2001

                               QUANEX CORPORATION
                              EMPLOYEE SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                  DECEMBER 31,
                                                          ----------------------------
                                                             2000              1999
                                                          -----------      -----------
Assets:
              Investments at fair value (see Note C)      $40,794,168      $48,762,509

              Employee contributions receivable               339,121          283,299
              Employer contributions receivable                93,358          104,993
                                                          -----------      -----------
                                                              432,479          388,292
                                                          -----------      -----------

Net assets available for benefits                         $41,226,647      $49,150,801
                                                          ===========      ===========




                       See notes to financial statements.

                               QUANEX CORPORATION
                              EMPLOYEE SAVINGS PLAN

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS



                                                                           DECEMBER 31,
                                                                 -------------------------------
                                                                     2000               1999
                                                                 ------------       ------------
Investment income:
              Interest and dividends                             $  3,160,311       $  3,738,117
              Net appreciation (depreciation) in fair value
                of investments (see Note C)                        (5,320,468)         3,565,984
                                                                 ------------       ------------
                                                                   (2,160,157)         7,304,101
                                                                 ------------       ------------

Contributions:
              Employer (net of forfeitures)                           593,448            706,842
              Employee                                              2,633,821          2,689,916
                                                                 ------------       ------------
                                                                    3,227,269          3,396,758
                                                                 ------------       ------------

                                                                 ------------       ------------
                   Total additions                                  1,067,112         10,700,859
                                                                 ------------       ------------

Benefit payments                                                    2,855,790          9,194,043
Administrative fees (see Note D)                                          512              1,309
                                                                 ------------       ------------
                   Total deductions                                 2,856,302          9,195,352
                                                                 ------------       ------------

Transfers between plans (see Note G)                               (6,134,964)                --
                                                                 ------------       ------------

Increase (decrease) in net assets available
  for benefits                                                     (7,924,154)         1,505,507

Net assets available for benefits:
              Beginning of year                                    49,150,801         47,645,294
                                                                 ------------       ------------
              End of year                                        $ 41,226,647       $ 49,150,801
                                                                 ============       ============






                       See notes to financial statements.

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                             EIN: 38-1872178; PN 012

                               QUANEX CORPORATION
                              EMPLOYEE SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               December 31, 2000


                                                    Shares/                           Current
                                                   Par Value          Cost             Value
                                                  -----------      -----------      -----------
*   Fidelity Puritan Fund                             251,715      $ 4,363,007      $ 4,739,788
*   Fidelity Magellan Fund                             78,579        7,645,602        9,374,536
*   Fidelity Contrafund                                83,640        4,287,596        4,112,589
*   Fidelity Growth & Income Fund                     108,116        3,924,574        4,551,692
*   Fidelity Independence Fund                        130,799        3,615,856        2,878,876
*   Fidelity Overseas Fund                             45,240        1,579,422        1,554,882
*   Fidelity Balanced Fund                             18,866          289,522          286,568
*   Fidelity Blue Chip Fund                            30,821        1,625,566        1,588,188
*   Fidelity Asset Manager Fund                        10,251          189,508          172,416
*   Fidelity Low-Priced Stock Fund                     13,959          317,406          322,722
*   Fidelity Government Money Market Fund           5,349,286        5,349,286        5,349,286
    Templeton Foreign Fund                             44,350          451,597          458,580
    Neuberger & Berman Partners Trust Fund              4,302           77,140           72,702
                                                                   -----------      -----------
                Total Mutual Fund Assets                            33,716,082       35,462,825

*   Quanex Corporation unitized common stock          434,259        4,144,342        4,177,576
*   Fidelity Common/Commingled trust                1,153,767        1,153,767        1,153,767

                                                                   -----------      -----------
                Total Investments                                  $39,014,191      $40,794,168
                                                                   ===========      ===========


* Party-in-Interest

                               QUANEX CORPORATION
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999



A.       DESCRIPTION OF THE PLAN

         The following brief description of the Quanex Corporation Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for more complete information.

         (1) General. The Plan became effective April 1, 1986, as amended and restated effective January 1, 1989, and is sponsored by Quanex Corporation (the "Company"). The Plan is a defined contribution plan that is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which employees of the Company, excluding the Nichols Aluminum and Engineered Products divisions as well as those Quanex employees who are covered by a collective bargaining agreement, are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Board of Directors of the Company, serves as the Plan administrator.

         (2) Contributions. Participants may elect to contribute up to 20% of their pre-tax or after-tax annual compensation limited to 20% of considered compensation as defined by the Plan agreement. The Company contributes 50% of the first 5% of compensation that a participant contributes to the Plan.

         (3) Participants Account. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of investment income, which is based on the participant's account balance as of the end of the period in which the income is earned.

         (4) Vesting. Participants are immediately vested in their voluntary contributions and the related earnings. Vesting in the employer's matching contributions for employees is 20% for more than one year of service graduating to 100% for five or more years. Upon death, retirement or total and permanent disability, the participant or beneficiary becomes immediately fully vested in the employer's contribution. In the event of termination, nonvested portions of employer's contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.

         (5) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump-sum amount equal to the amount of vested benefits in his or her account. Terminated employees with an account balance of less than $5,000 will automatically receive a lump sum distribution.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.


         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         (4) Administrative Expenses. The Company pays all administrative expenses, except redemption fees imposed on certain Fidelity funds.

         (5)      Payment of Benefits. Benefit payments are recorded when paid.

C.       INVESTMENTS

         The following are investments that represent 5 percent or more of the Plan's net assets.


                                            December 31, 2000               December 31, 1999
                                           Shares         Amount         Shares          Amount
                                         -----------    -----------    -----------    -----------
Fidelity Puritan Fund                        251,715    $ 4,739,788        308,787    $ 5,876,211
Fidelity Magellan Fund                        78,579      9,374,536         91,014     12,435,254
Fidelity Contrafund                           83,640      4,112,589         76,898      4,615,429
Fidelity Growth & Income Fund                108,116      4,551,692        133,627      6,301,837
Fidelity Independence Fund                   130,799      2,878,876         23,029        595,290
Fidelity Government Money Market Fund      5,349,286      5,349,286      8,549,456      8,549,456
Quanex unitized common stock                 434,259      4,177,576        275,831      3,398,235

         During the years ended 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:


                                   2000            1999
                                -----------     -----------
Fidelity mutual funds           $(4,484,796)    $ 2,521,936
Quanex unitized common stock       (835,672)      1,044,048
                                -----------     -----------
                                $(5,320,468)    $ 3,565,984
                                ===========     ===========

D.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $512 and $1,309 for the years ended December 31, 2000 and 1999. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 2000 and 1999, the value of Quanex Corporation common stock held by the Plan was $4,177,576 and $3,398,235, respectively.

E.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service. The Plan has received a favorable letter of tax determination dated October 3, 1996. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under
         Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.       TRANSFER OF ASSETS

         The account balances of the employees at MACSTEEL's Fort Smith, Arkansas facility who were covered by a collective bargaining agreement were transferred to the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan on June 30, 2000.

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                        Quanex Corporation Employee Savings Plan


Date:  June 22, 2001                    /s/ Viren M. Parikh
                                        -------------------
                                        Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER   DESCRIPTION
------   -----------
23.1     Independents Auditor's Consent